UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Affimed N.V.

(Name of Issuer)

Common shares, nominal value €0.01 per share

(Title of Class of Securities)

N01045108

(CUSIP Number)

December 31, 2015

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. N1045108

1	NAMES OF REPORTING PERSONS LSP III Omni Investment Coöperatief U.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,493,199
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,493,199
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,493,199
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.5%
12	TYPE OF REPORTING PERSON OO

Schedule 13G

CUSIP No. N1045108

1	NAMES OF REPORTING PERSONS LSP III Management B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,493,199
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,493,199
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,493,199
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.5%
12	TYPE OF REPORTING PERSON OO

Schedule 13G

CUSIP No. N1045108

ITEM 1. (a)	Name of Issuer:

Affimed N.V. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Technologiepark, Im Neuenheimer Feld 582

69120 Heidelberg, Germany

ITEM 2. (a)	Name of Person Filing:

The Statement is being filed on behalf of LSP III Omni Investment Coöperatief U.A. (“LSP III”) and LSP III Management B.V. (collectively, the “Reporting Persons”).

(b)	Address or Principal Business Office:

The business address of each of the Reporting Persons is c/o LSP, Johannes Vermeerplein 9, 1071 DV Amsterdam, the Netherlands.

(c)	Citizenship of each Reporting Person is:

Each of the reporting persons is organized under the laws of the Netherlands.

(d)	Title of Class of Securities:

Common shares, €0.01 par value per share (“Common Shares”)

(e)	CUSIP Number:

N01045108

ITEM 3.

Not applicable.

Schedule 13G

CUSIP No. N1045108

ITEM 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2015, based upon 33,259,404 shares of the Issuer’s Common Stock outstanding as of October 14, 2015.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
LSP III Omni Investment Coöperatief U.A.	1,493,199	4.5%	0	1,493,199	0	1,493,199
LSP III Management B.V.	1,493,199	4.5%	0	1,493,199	0	1,493,199

LSP III is the record holder of 1,493,199 Common Shares. LSP III Management B.V. is the Managing Director of LSP III and in such capacity may deemed to be the beneficial owner of the Common Shares held of record by LSP III.

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

Schedule 13G

CUSIP No. N1045108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

LSP III Omni Investment Coöperatief U.A.
By:	LSP III Management B.V.
Title:	Managing Director

By:	/s/ M. Kleijwegt and R.R. Kuijten
Name:	M. Kleijwegt and R.R. Kuijten
Title:	Managing Directors

LSP III Management B.V.

By:	/s/ M. Kleijwegt and R.R. Kuijten
Name:	M. Kleijwegt and R.R. Kuijten
Title:	Managing Directors

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.